UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated September 17, 2015

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

SIBANYE LIMITED
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
Share Code: SGL
ISIN Code: ZAE000173951
Issuer Code: SGL
("Sibanye" or "the Company")

SIBANYE SIGNS TERM SHEET WITH THE WATERBERG COAL GROUP

Introduction

Sibanye is pleased to announce that the Company has signed a term sheet ("Term Sheet") with Waterberg Coal Company Limited ("WCC"), Firestone Energy Limited ("FSE"); Sekoko Resources Proprietary Limited and Sekoko Coal Proprietary Limited (collectively the "Waterberg Coal Group" or, "the WCG"). The salient features of the Term Sheet provide as follows:

- Sibanye to acquire a secured convertible note in WCC from a consortium of lenders comprising The Standard Bank of South Africa Limited and Abu Dhabi Investment Council ("the Facility") for AU$22.5 million. The terms of the Facility are to be revised and will provide for conversion rights into the consolidated WCG;
- Sibanye to inject AU$8.5 million of working capital to enable the WCG to further develop its Waterberg Coal Project ("the WCP");
- Sibanye to have the right to subscribe for such number of additional new shares in the WCG in order for it to achieve a 51% shareholding within a 18 month period from closing; and
- Sibanye to enter into a coal off-take agreement with WCG for purposes of securing feed for its independent power producer ("IPP") platform.

The terms and conditions set out in the Term Sheet are to be formalised in a set of definitive transaction agreements ("Transaction Documents"), which are currently being negotiated by the Parties.

Conditions

The proposed transaction is still subject to conditions precedent which are customary for a transaction of this nature, including *inter alia*:
- Completion of a detailed due diligence; and
- Entering into the Transaction Documents, which shall include;
    - Revised Facility terms;
    - Coal off-take agreement for a Sibanye dedicated IPP.

Shareholders will be advised on the detailed terms and progress of the proposed transaction in due course.

Rationale

Sibanye has been exploring various alternative sources of long term stable energy supply in response to the inconsistent and increasingly expensive power supplied by Eskom. To this end, the WCP has been identified as a viable platform to facilitate the Company's electricity supply objectives. The WCP as a multi-product coal project has the potential to provide Sibanye with a sizable coal resource base, which could underpin the development of a viable IPP platform.

Neal Froneman, CEO of Sibanye commenting on the proposed transaction said: "We have been investigating various energy alternatives for some time now and the WCP has the potential to be a medium to long term sustainable power solution for Sibanye. The multi-product nature of the WCP, provides the ability to produce energy from coal that would otherwise have been thought of as discard, in an economically viable manner. This will facilitate Sibanye securing a reliable energy supply while simultaneously having a greater control over energy costs. Ultimately, the security of supply and enhanced cost control will continue to support our bottom line and hence our ability to pay industry leading dividends."

Information on the WCG

WCC and FSE are primarily listed on the Australian Securities Exchange, with secondary listings on the JSE Limited ("JSE"). WCC is the lead and managing partner of WCP, a joint venture between the WCG. The WCP is situated in the Limpopo Province, South Africa.

The WCP comprises three projects:

- an export project through which the WCG intends mining high grade coal for export purposes. WCG has completed a feasibility study on the project;

- an Eskom project through which the WCG intends selling thermal quality coal to Eskom. WCG has completed a feasibility study on the project. WCG has yet to conclude a coal supply agreement with Eskom; and

- an IPP platform through which the WCG intends developing coal-fired power generation facilities. The discard coal from the export and Eskom projects will be used as a low cost fuel to the IPP platform.

The projects are based on a SAMREC compliant coal mineral resource of 3,400 Mt of which 1,315 Mt is in the measured, 1,247 Mt is in the indicated and 838 Mt is in the inferred mineral resource categories (GTIS)(1).

The transaction is below JSE Listings Requirements transaction thresholds and is published for information purposes only.

17 September 2015

Libanon

Corporate Advisor	Sponsor
Qinisele Resources Proprietary Limited	J.P. Morgan Equities South Africa Proprietary Limited

.

FORWARD LOOKING STATEMENTS

Certain statements included in this announcement, as well as oral statements that may be made by Sibanye, or by officers, directors or employees acting on its behalf related to the subject matter hereof, constitute or are based on forward-looking statements. Forward-looking statements are preceded by, followed by or include the words "may", "will", "should", "expect", "envisage", "intend", "plan", "project", "estimate", "anticipate", "believe", "hope", "can", "is designed to" or similar phrases. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, Sibanye's ability to complete the transaction, Sibanye's ability to successfully integrate the acquired assets with its existing operations, Sibanye's ability to achieve anticipated efficiencies and other cost savings in connection with the transaction, Sibanye's ability to increase gold and uranium production, the success of exploration and development activities and other risks. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect any change in Sibanye's expectations with regard thereto.

Note (1):

Table 1 – Coal Resource on all six Waterberg Coal Project Properties under both Prospecting Permit and Mining Right						
Resource Classification	Coal Resource(1) (Mt)	Ash % (ad)	IM % (ad)	Vol % (ad)	CV (Mj/kg) (ad)	TS % (ad)
Measured	1314.51	57.6	2.2	17.9	10.7	1.00
Indicated	1247.2	57.4	2.3	17.8	10.7	1.13
Inferred	838	58.5	2.2	17.6	10.4	1.19
Total Resources	3400	57.7	2.2	17.8	10.6	1.09
Coal Resource (1) based on minimum thickness cut-off of 0.5m						

Gemecs (Pty) Limited was commissioned by the WCC, to undertake an Updated Independent Persons Geological Report for WCP.

The Coal Resources were estimated in accordance with the South African code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves ("SAMREC Code"), Australasian Code for Reporting of Exploration Results. Mineral Resources and Ore Reserves ("the JORC Code") and South African National Standard (SANS 10320:2004) guidelines.

The information in this announcement that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Mr Coenraad D van Niekerk, Pr.Sci.Nat (Reg. No 400066/98), M.Sc Hons (Geology), MDP, an employee of Gemecs (Pty) Limited, who is a Fellow of the Geological Society of South Africa. Mr van Niekerk is a mining geologist with 40 years' experience in the mining industry, sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Mr van Niekerk consents to the inclusion in the announcement of the matters based on this information in the form and context in which it appears.

Any discrepancy is due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: September 17, 2015

By:	/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer